SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number: 000-14311

(Check one)

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X|Form 10-Q
|_| Form N-SAR

      For period ended March 28, 2007

|_|   Transition Report on Form 10-K and Form 10-KSB
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q and Form 10-QSB
|_|   Transition Report on Form N-SAR

      For the transition period ended _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  EACO Corporation

Former name if applicable:  ___________________________________

Address of principal executive office (Street and Number): 1500 North Lakeview Avenue

City, State and Zip Code:  Anaheim, California 92807

                                     PART II
                             RULE 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the significant change in the Company's financial statements for fiscal year 2006, the Company filed its Annual Report on Form 10-K on May 3, 2007. Thus, the Company is unable to timely prepare and file its periodic report for the first quarter of fiscal year 2007 without unreasonable effort or expense. The Company expects to file within the extension period.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

        Glen Ceiley                (714)                693-2901
        -----------                -----                --------
           (Name)              (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipate change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in its financial statements for the third quarter of 2006, the Company recorded a provision for loss of $3,210,100 to reduce the carrying amount of a secured promissory note it had received in the sale of its restaurants. There was no comparable provision in the first quarter of fiscal year 2006.

                                EACO Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2007                    By: /s/ Glen Ceiley
                                          ----------------------------
                                          Glen Ceiley
                                          Chief Executive Officer